Whittaker    NEWS RELEASE
      Whittaker Corporation
      1955 N. Surveyor Avenue, Simi Valley, California 93063
      805/526-5700

      Release: June 9, 1999

      Contact: John K. Otto
               Chief Financial Officer
               (805) 526-5700, ext. 662

            WHITTAKER CORPORATION TO BE ACQUIRED BY MEGGITT PLC FOR
                              $28 PER SHARE IN CASH

     Simi Valley, CA, June 9, 1999--Whittaker Corporation (NYSE: WKR) announced today the execution of a definitive merger agreement pursuant to which it will be acquired by Meggitt PLC. The merger agreement has been approved by the boards of directors of Whittaker and Meggitt.

     Pursuant to this agreement, Meggitt will commence a cash tender offer for all outstanding shares of Whittaker common stock at a price of $28 per share in cash. Upon consummation of the tender offer, any remaining shares of Whittaker will be acquired in a cash merger at the same price. The value of the transaction, including the refinancing of Whittaker's debt, is approximately $380 million.

     The tender offer is subject to various conditions including the tender of a majority of the outstanding shares of common stock on a fully diluted basis, expiration of review periods under the Hart-Scott-Rodino Antitrust Improvements Act and the Exon-Florio Amendment and approval of Meggitt's shareholders. The transaction is not conditioned on financing.

     Joseph F. Alibrandi, Chairman and Chief Executive Officer of Whittaker, said, "We believe that this combination is in the best interests of Whittaker's stockholders and creates an excellent opportunity to leverage the significant aerospace strengths of both companies."

     Meggitt PLC is engaged in the design and manufacture of high integrity products in the aerospace, electronics and industrial controls markets worldwide. Meggitt has a market capitalization of $670 million with 1998 sales of $470 million and a 1998 operating profit of $62 million.

Second Quarter and Six Months ended April 30, 1999 Results

     Whittaker also today announced the results of its operations for the second quarter and six months ended April 30, 1999.

     Sales from continuing operations for the current quarter were $40,332,000, compared to $33,043,000 for the second quarter of fiscal year 1998. Operating profit from continuing operations for the second quarter of 1999 was $15,311,000 compared to $10,171,000 for the second quarter of 1998. Income from continuing operations for the current quarter was $8,940,000, or $0.78 per share compared to $6,817,000, or $0.61 per share, for the second quarter of 1998. Income from continuing operations for the second quarter of 1999 included federal and state tax benefits from prior year losses of $886,000, recognition of which increased earnings per share from continuing operations by $0.07.

     For the first six months of 1999, sales were $70,935,000 compared to $62,023,000 for the first six months of 1998. Operating profit for the first six months of 1999 was $24,243,000 compared to $16,207,000 for the first six months of 1998. Income from continuing operations for the first six months of 1999 was $15,974,000, or $1.40 per share, compared to $7,672,000, or $0.68 per share, for the first six months of 1998. Income from continuing operations for the first six months of 1999 included federal and state tax benefits from prior year losses of $3,569,000, recognition of which increased earnings per share from continuing operations by $0.29.

                                      ***

     Statements made herein that are not based on historical fact are "forward looking statements" within the meaning of the Private Litigation Reform Act of 1995. Actual results could differ from these forward looking statements for many reasons, including failure to obtain necessary approvals for the consummation of the transaction or to complete the proposed merger, failure to retain customers or to attract new customers, development of competing products, delays in developing new products and markets, and the cyclical nature of the aerospace industry.

     Whittaker Corporation develops innovative fluid control and fire safety systems for aerospace and industrial applications. For additional information on Whittaker, contact the Internet Home Page at http://www.whittaker.com.

                                      ###

                             WHITTAKER CORPORATION
                       Consolidated Statements of Income
                                   ($ in 000)
                                   UNAUDITED


                                                       For the Three Months        For the Six Months
                                                          Ended April 30             Ended April 30
                                                        1999            1998         1999          1998
                                                     ---------      ----------    ----------   ----------
                                                                    (restated)                 (restated)

Sales.............................................  $ 40,332       $ 33,043      $ 70,935     $ 62,023

Costs and expenses
  Cost of sales...................................    16,836         17,060        31,856       33,971
  Selling, general and administrative.............     8,185          5,812        14,836       11,845
                                                    --------       --------      --------     --------
Operating Profit..................................    15,311         10,171        24,243       16,207

  Interest expense................................       989          3,237         2,314        8,143
  Interest income.................................       (86)          (762)         (450)        (980)
  Other expense...................................     1,095            769         1,703        1,251
                                                    --------       --------      --------     --------
Income from continuing operations before
  provision for taxes.............................    13,313          6,927        20,676        7,793

Provision for taxes...............................     4,373            110         4,702          121
                                                    --------       --------      --------     --------
Income from continuing operations.................     8,940          6,817        15,974        7,672

Discontinued operations
  Loss from discontinued operations...............        --           (954)           --       (1,487)
  Gain on disposal of discontinued
     operations...................................        --             --            --       10,085
                                                    --------       --------      --------     --------

Net income........................................  $  8,940       $  5,863      $ 15,974     $ 16,270
                                                    ========       ========      ========     ========

Average common shares outstanding (000)...........    11,439         11,205        11,410       11,205
                                                    ========       ========      ========     ========

Basic income (loss) per share
  Continuing operations...........................  $   0.78       $   0.61      $   1.40     $   0.68
  Discontinued operations
     Loss from discontinued operations............        --          (0.09)           --        (0.13)
     Gain on disposal of discontinued
         operations...............................        --             --            --         0.90
                                                    --------       --------      --------     --------
Net income per share..............................  $   0.78       $   0.52      $   1.40     $   1.45
                                                    ========       ========      ========     ========
Diluted income (loss) per share
  Continuing operations...........................  $   0.71       $   0.57      $   1.29     $   0.67
     Discontinued operations
        Loss from discontinued operations.........        --          (0.08)           --        (0.13)
        Gain on disposal of discontinued
           operations.............................        --             --            --         0.87
                                                    --------       --------      --------     --------
Net income per share..............................  $   0.71       $   0.49      $   1.29     $   1.41
                                                    ========       ========      ========     ========

                             WHITTAKER CORPORATION
                          Consolidated Balance Sheets
                                   ($ in 000)


                                                       At April 30,          At October 31,
                                                           1999                   1998
                                                     ----------------        --------------
                                                       (Unaudited)

ASSETS
Current Assets
Cash..............................................    $    230                    $     --
Receivables.......................................      20,952                      19,415
Inventories.......................................      43,968                      42,060
Other current assets..............................       1,997                       2,578
Income taxes recoverable..........................         --                          195
Deferred income taxes.............................      16,064                      21,800
                                                      --------                    --------
Total Current Assets..............................      83,211                      86,048
                                                      --------                    --------
Property and equipment, at cost...................      29,078                      30,462
Less accumulated depreciation and amortization....     (19,375)                    (20,623)
                                                      --------                    --------
Net Property and Equipment........................       9,703                       9,839
                                                      --------                    --------

Other Assets
Goodwill, net of amortization.....................      13,499                      13,677
Other intangible assets, net of amortization......         817                         922
Notes ard other noncurrent receivables............       8,036                       3,152
Other noncurrent assets...........................       8,044                       7,726
Net assets held for sale..........................          --                      15,214
                                                      --------                    --------
Total Other Assets................................      30,396                      40,691
                                                      --------                    --------
Total Assets......................................    $123,310                    $136,578
                                                      ========                    ========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current maturities of long-term debt..............    $     25                    $  1,043
Accounts payable..................................       8,256                       6,457
Accrued liabilities...............................      22,128                      30,039
                                                      --------                    --------
Total Current Liabilities.........................      30,409                      37,539
                                                      --------                    --------

Other Liabilities
Long-term debt....................................      39,000                      60,368
Other noncurrent liabilities......................      13,518                      13,933
Deferred income taxes.............................          --                       1,260
                                                      --------                    --------
Total Other Liabilities...........................      52,518                      75,561
                                                      --------                    --------

Stockholders' Equity
Capital stock
  Preferred stock.................................           1                           1
  Common Stock....................................         114                         113
Additional paid-in capital........................      78,634                      77,703
Retained deficit..................................     (38,366)                    (54,339)
                                                      --------                    --------
Total Stcckholders' Equity........................      40,383                      23,478
                                                      --------                    --------

Total Liabilities and Stockholders' Equity........    $123,310                    $136,578
                                                      ========                    ========